SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Amendment No. 2

Under the Securities Exchange Act of 1934

Enservco Corporation

(Name of Issuer)

Common Stock, par value $.005 per share

(Title of Class of Securities)

29358Y 102

(CUSIP Number)

Rick D. Kasch

501 So. Cherry Street, Suite 320

Denver, CO 80246

303-333-3678

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 9, 2012

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1            NAME OF REPORTING PERSONS

Rick D. Kasch

2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                 (a)[  ]

                 (b)[   ]

3     SEC USE ONLY

4             SOURCE OF FUNDS

OO

5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

Item 2(d)[__]

                Item 2(e)[__]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

Colorado

Number of	7,	Sole Voting Power: 1,451,924
Shares
Beneficially	8.	Shared Voting Power: N/A
Owned by
Each	9.	Sole Dispositive Power: 2,501,924
Reporting
Person With:	10.	Shared Dispositive Power: N/A

Beneficially 8. Shared Voting Power: N/

Each 9. Sole Dispositive Power: 2,501,924

Person With: 10. Shared Dispositive Power: N/A

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,501,924

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[    ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.0%

14    TYPE OF REPORTING PERSON

IN

ITEM 1. NAME AND ADDRESS OF ISSUER

(a) Name of Issuer:

Enservco Corporation

(b) Address of Issuer’s Principal Executive Offices

501 So. Cherry Street, Suite 320, Denver, CO 80246

Telephone: 303-333-3678

ITEM 2. IDENTITY AND BACKGROUND

(a)	Name of Person Filing:

Rick D. Kasch

(b)	Address of Principal Business Office of Person Filing:

501 So. Cherry Street, Suite 320, Denver, CO 80246

(c)	Citizenship:

United States of America

(d)	CUSIP Number

29358Y 102

ITEM 3.     If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

a.	☐	Broker or Dealer registered under Section 15 of the Act

b.	☐	Bank as defined in Section 3(a)(6) of the Act

c.	☐	Insurance Company as defined in Section 3(a)(19) of the Act

d.	☐	Investment company registered under Section 8 of the Investment Company Act

e.	☐	Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

f.	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F)

g.	☐	Parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G)

h	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

i	☐	A church plan that is excluded from the definition of an investment company under § 3(c)(4) of the Investment Company Act

j	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J)

h.	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K)

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution.

Not applicable.

ITEM 4. OWNERSHIP

(a)	Amount beneficially owned:

2,501,924

Consisting of:

1.	1,451,924 shares of common stock (which total includes 500,000 shares that (on August 9, 2012) Mr. Kasch pledged to Great Western Bank as partial collateral for loans by that Bank made to Dillco Fluid Service, Inc., and Heat Waves Hot Oil Service LLC and guaranteed by Enservco);
2.	Options to acquire 300,000 shares of common stock granted on July 30, 2010, that vested over three years (with the final vesting increment on July 30, 2012), and that are exercisable for a five-year term at $0.49 per share;
3.	Options to acquire 600,000 shares of common stock granted on July 19, 2011 (one-half vested on grant and the other half on July 19, 2012), and that are exercisable for a five-year term at $1.10 per share; and
4.	Options to acquire 150,000 shares of common stock granted on June 6, 2012 and that are exercisable for a five-year term at $0.46 per share.

The pledge described in paragraph (1) of this Item 4(a), above, occurred in connection with Enservco Corporation and its subsidiaries entering into the Second Agreement for Modification of Loans with Great Western Bank, which modification is dated August 9, 2012. Enservco has not paid any consideration to Mr. Kasch in exchange for his providing the collateral to Great Western Bank.

The amount reported above as being beneficially owned does not include the unvested portion of stock options granted on June 5, 2012 which vests as follows:

June 5, 2013	150,000 shares
June 5, 2014	125,000 shares

(b)	Percent of Class

11.0%

(c)	Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 1,451,924

(ii) Shared power to vote or direct the vote: -0-

(iii) Sole power to dispose or direct the disposition of: 2,501,924

(iv) Shared power to dispose or direct the disposition of: -0-

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATIONI OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10. CERTIFICATIONS

By signing below, the undersigned certifies that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 13, 2012
/s/ Rick D. Kasch
By: Rick D. Kasch